EXHIBIT 99.1

CRH Medical Corporation Announces Majority Purchase of Austin Gastroenterology Anesthesia Associates

VANCOUVER, June 2, 2016 - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative services and products for the treatment of gastrointestinal diseases, announces that it has completed a new, accretive transaction whereby CRH has acquired 51% ownership of Austin Gastroenterology Anesthesia Associates, LLC ("AGAA").

AGAA provides anesthesia services to two ambulatory surgical centers in Austin, Texas. The transaction represents CRH's first acquisition in Texas. AGAA is expected to generate total annual revenue of US$11.0 million. The purchase price for the transaction was funded through our Scotiabank credit facility and cash on hand.
Highlights of the transaction:
•	Annual AGAA total revenue estimated at US$11.0 million
•	Accretive to EBITDA and cash flow
•	Transaction is structured as a joint venture; CRH has a 51% interest
•	First acquisition in Texas
Edward Wright, CEO of CRH, stated, "The physicians of AGAA have been CRH O'Regan System customers for several years, underlining the importance of the relationships we've established through the product side of our business. We continue to be very encouraged by our strategy of leveraging our existing relationships to create growth opportunities for our anesthesia services business. This acquisition in Texas continues to demonstrate our ability to expand our anesthesia services business, while still maintaining the ability to create seamless integrations onto our platform. We have existing CRH O'Regan System customers across the entire country, and we look forward to increasing the reach of our anesthesia business in a meaningful way."
About CRH Medical Corporation:
CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with five additional acquisitions of anesthesia companies completed during the first, third and fourth quarters of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to continue to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. The Company's goal is to establish CRH as the premier provider of essential services and innovative products to gastroenterologists throughout the United States.

Forward looking statements:
Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "should," "plan," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Readers are also cautioned regarding statements discussing estimated revenues and future growth of the acquired business; profitability; anticipated benefits; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such forward-looking statements include the expected future revenue, anticipated benefits of the acquisition, successful completion of additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and our ability to leverage our existing operations and capabilities. Such forward-looking statements are subject to various risks and uncertainties, including risks related to integration of AGAA, the JV structure; contractual risks related to the duration of anesthesia services agreements and the risk factors identified in CRH's filings with the Canadian and U.S. securities regulators. Although CRH believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. CRH does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.
CRH Medical Corporation
David Matousek
Director of Investor Relations
800.660.2153 x1030
dmatousek@crhmedcorp.com
 www.crhmedcorp.com